EXHIBIT 99.1

[FOUR SEASONS LOGO]                                                         NEWS


                            FOUR SEASONS HOTELS INC.
          ANNOUNCES REVISED DATE FOR ITS ANNUAL MEETING OF SHAREHOLDERS

MAY 5, 2005 - TORONTO, CANADA - FOUR SEASONS HOTELS INC. (TSX SYMBOL "FSH.SV"; NYSE SYMBOL "FS") announced that its annual meeting of shareholders which was to be held on May 18, 2005, will be adjourned to Wednesday, May 25, 2005 at 10:00 a.m. (Eastern Daylight Time).

Four Seasons was informed by its registrar and transfer agent earlier this week that, although its annual meeting materials had been distributed by the transfer agent on March 31, 2005, proxy and mailing list cards were not received by the agent for certain US intermediaries due to difficulties in the transfer agent's mailing house. The registrar and transfer agent has confirmed that all meeting materials have now been forwarded to those US intermediaries by their agent.

The  meeting   materials   have  been  posted  on  the   Company's   website  at
www.fourseasons.com and have been available as part of the Company's regulatory filings on www.sedar.com since the end of March.

Four Seasons believes it is important that all shareholders receive meeting materials on a timely basis to permit shareholders to exercise their right to vote in an informed manner, even where, as is the case this year, there is no special business to be considered at the meeting. Accordingly, Four Seasons will convene its annual meeting of shareholders on May 18, 2005 solely to adjourn the meeting to Wednesday, May 25, 2005 at 10:00 a.m. (Eastern Daylight Time). The Company will mail a notice of adjournment to those persons to whom the original notice of meeting was sent.

                                      * * *

Dedicated to continuous innovation and the highest standards of hospitality, Four Seasons invented luxury for the modern traveller. From elegant surroundings of the finest quality, to caring, highly personalised 24-hour service, Four Seasons embodies a true home away from home for those who know and appreciate the best. The deeply instilled Four Seasons culture is personified in its employees - people who share a single focus and are inspired to offer great service. Founded in 1960, Four Seasons has followed a targeted course of expansion, opening hotels in major city centers and desirable resort destinations around the world. Currently with 66 hotels in 29 countries, and 25 properties under development, Four Seasons will continue to lead luxury hospitality with innovative enhancements, making business travel easier and leisure travel more rewarding. For more information on Four Seasons, visit www.fourseasons.com.

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CONTACT:          BARBARA HENDERSON
                  VICE PRESIDENT, CORPORATE FINANCE
                  (416) 441-4329